United States securities and exchange commission logo





                              September 7, 2021

       Michael McGarrity
       Chief Executive Officer and Director
       MDxHealth SA
       CAP Business Center
       Zone Industrielle des Hauts -Sarts
       4040 Herstal, Belgium

                                                        Re: MDxHealth SA
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August 9,
2021
                                                            CIK No. 0001872529

       Dear Mr. McGarrity:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted August 9, 2021

       Cover Page

   1. We note that you intend to disclose the last reported sale price of your ordinary shares on
                                                        Euronext Brussels on
the cover page, and your disclosure that the final offering price will be determined through
negotiations with the underwriters by reference to the prevailing market prices of your
ordinary shares on Euronext Brussels after taking into account market conditions and
other factors. Please confirm that the U.S. IPO price will be substantially similar
to the Euronext Brussels trading price, converted to U.S. dollars at the most recent
exchange rate. If you intend to price the securities based on the Euronext
                                                        Brussels market price,
you may also disclose a percentage range based on that price (for
 Michael McGarrity
FirstName
MDxHealthLastNameMichael McGarrity
           SA
Comapany 7,
September NameMDxHealth
             2021        SA
September
Page 2    7, 2021 Page 2
FirstName LastName
         example, 10% of the home market price) within which you intend to price the securities.
         Alternatively, if you expect that the U.S. IPO price will not be substantially similar to the
         Euronext Brussels trading price, please disclose on the cover page a bona fide price range for the offered securities. See Item 501(b)(3) of Regulation S-K. Market and Industry Data, page iii

2. Your statements that (i) you have not independently verified the market and industry data obtained from third-party sources, (ii) you do not make any representation or warranty as to the accuracy or completeness of this information (even if you believe it to be reliable), and (iii) neither your internal research nor the definition of your market and industry have been verified by any independent source may imply an inappropriate disclaimer of responsibility with respect to the third party information and internal research. Please either delete these statements or specifically state that you are liable for such information.
Prospectus Summary
Overview, page 1

3. Please revise this section to disclose (i) that your SelectMDx and ConfirmMDx testing services are not FDA approved, (ii) that you have chosen to commercialize them as laboratory developed tests following the CLIA certification and inspection pathway and
         (iii) the potential impact to your business should the FDA require filings, clearance or approval for your products or product candidates in the future.
4. Please make it clear in this section that your SelectMDx test is not currently covered by
         Medicare. Please also make it clear here and throughout the prospectus where you discuss Medicare coverage and reimbursement for SelectMDx that there is no guarantee that it will be covered or reimbursed by Medicare in the future. Commercial Products, page 2

5. Please substantiate your statements that your SelectMDx test has a best-in-class 95%
         negative predictive value and that your ConfirmMDx test has a best-in-class 96% negative predictive value.
Market Opportunity, page 4

6. Please disclose any material assumptions and limitations associated with your market estimates.
Implications of Being an Emerging Growth Company, page 6

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Michael McGarrity
MDxHealth SA
September 7, 2021
Page 3
Intellectual Property, page 60

8. Please disclose the expiration dates for your material owned or licensed patents.
Collaboration and License Agreements, page 61

9. We note your disclosure that you have entered into numerous agreements with universities and companies for in-licensing intellectual property. With respect to each material license agreement, please revise to disclose in this section the nature and scope of intellectual
         property transferred, each parties    rights and obligations, the
duration of the agreement,
         the royalty term, the termination provisions, and the following payment provisions:

             Up-front or execution payments received or paid;
             Aggregate amounts paid or received to date under the agreement; Aggregate future potential milestone payments to be paid or received;
             Royalty rates or a royalty range;
             Profit or revenue-sharing provisions; and
             Minimum purchase requirements if the agreement involves manufacturing.

         Please also file these agreements as exhibits or tell us why you believe that you are not required to file them. Refer to Item 601(b)(10) of Regulation S-K. Principal Shareholders, page 104

10. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by MVM Partners LLP and Valiance Asset
         Management Limited.
Use of Proceeds, page 107

11. Please revise the discussion to disclose the estimated net amount of the proceeds broken down into each principal intended use. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the order of priority of such purposes. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form 20-F.
Consolidated Financial Statements
Note 14. Loans, Borrowings and lease liabilities, page F-30

12. On page 76, you discuss the Initial Convertible Loan, as well as, the additional convertible
FirstName LastNameMichael McGarrity
       loan amount as a result of your October 2020 and April 2021 loan amendments. Please tell
Comapany    NameMDxHealth
       us, and                  SA how you have accounted for these convertible
loan balances.
                revise if necessary,
       Please
September      cite the
            7, 2021     accounting
                     Page  3        literature you relied upon in your
response.
FirstName LastName
 Michael McGarrity
FirstName
MDxHealthLastNameMichael McGarrity
           SA
Comapany 7,
September NameMDxHealth
             2021        SA
September
Page 4    7, 2021 Page 4
FirstName LastName
       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Roel Meers, Esq.